EXHIBIT 15.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

This Management Discussion and Analysis (“MD&A”) has been prepared as of April 28, 2014 and the following information should be read in conjunction with Pacific Therapeutics Ltd.’s (the “Issuer” or “Company”) audited financial statements for the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011 together with the notes thereto. The Issuer’s financial statements for the years ended December 31, 2013, December 31, 2012 and the opening balance sheet as at January 1, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion contains forward-looking statements that involve certain risks and uncertainties.

This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer is focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (“ED”) and other indications. The Issuer’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs with a well established safety profile. PTL-202 has completed an initial clinical trial. The Issuer’s lead product for Erectile Dysfunction PTL-2015 is an oral dissolving version of a top selling therapy for ED. PTL-2015 has completed a pilot bioavailability study in humans. The Issuer’s pipeline includes PTL-303, a novel drug for the treatment of Liver Cirrhosis.  PTL-303 has shown efficacy in cellular assays.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization. The Issuer will use its skills, taking in-licensed approved and late stage drug candidates through mid- stage human clinical trials. The Issuer currently is focused on therapies for rare fibrosis indications including Idiopathic Pulmonary Fibrosis (“IPF”), Liver Cirrhosis, Scleroderma Associated Pulmonary Fibrosis, Lung Transplant Rejection as well as ED. The Issuer’s strategy is to sell or out-license its product candidates and technologies after completing Phase 2 clinical trial proof of principal studies. At this stage of development the value of product candidates has been maximized in relation to the capital spent to develop them. In the case of PTL-2015 the strategy is to complete the required clinical trials and register the product for marketing approval prior to out licensing.

Overall Performance

The Issuer will continue outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing.

Corporate Highlights

During the year ended December 31, 2013, the Issuer accomplished the following milestones:

•
On January 18, 2013, the issuer announced the extension of the expiry dates of 3,133,334 outstanding common share purchase warrants (the “Warrants”) of the Company, which were issued in connection with the Company’s Irrevocable Subscription Agreement financing in 2011 as well as a private placement on February 28, 2011. Each Warrant originally issued on January 31, 2011 and May 16, 2011, as amended, entitles the holder thereof to purchase one common share of the Company at any time until the close of business on January 31, 2014 and May 14, 2014 respectively at the original exercise price of $0.15 per common share. Each Warrant originally issued on February 28, 2011, as amended, entitles the holder thereof to purchase one common share of the Company at any time until the close of business on February 28, 2014 at the original exercise price of $0.25 per common share. The Warrants were amended, effective January 18, 2013. All other provisions of the Warrants remain the same.

•
On February 4, 2013, the Issuer announced that its license agreement with Dalhousie University has been terminated. The intellectual property covered by the agreement no longer fits the Company’s intellectual property strategy. In addition, termination of the agreement will save the Company patent maintenance costs and $7,500 per year in annual license fees and potential other payments of $850,000.

•
On February 12, 2013, the Issuer announced the closing of the first tranche of a previously announced $100,000 private placement. The Issuer has issued 1,800,000 units for total proceeds of $90,000. Each unit consists of a common share and a half warrant. A whole warrant may be exercised to purchase a common share for $0.22 for up to two years from the closing date.

•
On May 1, 2013, the Issuer closed the second tranche of a previously announced $200,000 private placement. The Issuer has issued 2,200,000 units for total proceeds of $110,000. Each unit consists of a common share and a half warrant. A whole warrant may be exercised to purchase a common share for $0.22 for up to two years from the closing date.

•
On June 17, 2013, the Issuer announced filing of a Registration Statement on Form 20-F with the United States Securities and Exchange Commission (“SEC”). This filing is the initial step in having the Issuer’s common shares quoted in the United States.  In addition, the Company has engaged TriPoint Global Equities, LLC of New York, a FINRA member firm, as its advisor to assist in the filing of the Form 20-F and obtaining a quotation in the USA.

•	On September 12, 2013, the Issuer’s common shares were listed for quotation in Germany on the Frankfurt Stock Exchange under the symbol 1P3.

•
On September 26, 2013, the Issuer engaged Ms. Wendy Chan to fill the role as VP Strategy and Marketing on a part-time basis. Wendy Chan is a business strategist with over 17 years of business management experience, specializing in strategy, planning and negotiating strategic alliances and partnerships. She holds a BSc. from UBC and an MBA in Marketing and Finance from McGill University. She has managed several multi-million business segments at Johnson & Johnson and Glaxo-SmithKline. The Issuer has approved the issue of 100,000 options to purchase common shares to Ms. Chan under the 2013 stock option plan as approved at the Issuer’s previous annual general meeting. The options may be exercised at a price of $0.10 per share for a period of 3 years.

•
On October 15, 2013, the Issuer finalized a definitive agreement to license an oral dissolving technology (“sublingual formulation”) of an approved drug to treat erectile dysfunction (“ED”). In 2011 the total market for drugs for ED exceeded $5 billion. Sales of the market leader alone exceeded $1.9 billion in 2011. The sublingual formulation improves on existing drugs for erectile dysfunction potentially acting faster and with fewer side effects. As large pharmaceutical companies lose their patents on these drugs a massive opportunity has developed for innovative formulations of drugs for ED.

•
On November 5, 2013, the Issuer closed the final tranche of its non-brokered private placement previously announced on September 26, 2013. The Issuer received total proceeds in the amount of $543,500. The Company will issue 10,870,000 Units for the total financing. Each unit was offered at $0.05 and consists of one common share in the Company and one share purchase warrant. The warrants are exercisable to purchase an additional common share at a price of $0.10 until November 5, 2016. In connection with the placement the Issuer also issued 50,000 Finders warrants exercisable at $0.10 per warrant until November 5, 2016 as well as a cash finder’s fee of $2,500.

•	On December 18, 2013, the Company’s Form 20-F was declared effective by the SEC.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (“CDN”) as its reporting currency. Selected audited financial data for annual operations of the Issuer for the fiscal years ended (“FYE”) December 31, 2013, December 31, 2012 and December 31, 2011 is presented below:

Selected Statement of Operations Data

Year ended	FYE 2013 (IFRS)		FYE 2012 (IFRS)		FYE 2011 (IFRS)
Total revenues	$	Nil	$	Nil	$	Nil
Net loss and comprehensive loss		$(740,846)		$(605,468)		$(463,768)
Basic and diluted loss per share		$(0.03)		$(0.03)		$(0.03)
Weighted average shares		27,561,948		21,637,193		18,172,472

The net loss in FYE 2013 increased compared to FYE 2012 due to increases in advertising and promotion, interest, investor relations, professional fees and wages and benefits. The increases were partially offset by decreases in research and development as well as share-based payments.

The loss from operations increased in FYE 2012 compared to FYE 2011. Increases in investor relations, research and development and share-based payments contributed to the increased loss in 2012.

Selected Statement of Financial Position Data

Year ended	FYE 2013 (IFRS)		FYE 2012 (IFRS)		FYE 2011 (IFRS)
Cash		$180,692		$9,854	$6,094
Restricted Cash	$	Nil	$	Nil	$300,000
Current assets		$224,688		$108,107	$325,189
Property and equipment		$2,443		$4,864	$6,358
Intangible Assets		$59,913		$93,562	$90,631
Total assets		$287,004		$206,533	$422,178
Current liabilities		$727,188		$637,523	$182,071
Non-Current liabilities	$	Nil	$	Nil	$406,416
Total liabilities		$727,188		$637,523	$588,487
Working Capital		$(502,500)		$(529,416)	$143,118

Cash increased by $170,838 to $180,692 in FYE 2013 as compared to FYE 2012 and increased by $3,760 in FYE 2012 to $9,854 from $6,094 in FYE 2011. Current assets increased by $116,581 in FYE 2013 to $224,668 from $108,107 in FYE 2012 and decreased by $217,082 in FYE 2012 as compared to FYE 2011. Current liabilities increased by $89,665 to $727,188 in FYE 2013 from 637,523 in FYE 2012 and increased by $455,452 in FYE 2012 as compared to FYE 2011. The overall increase in cash, increase in current assets and increase in current liabilities contributed to an increase in working capital of $26,916 from a deficit of $529,416 in FYE 2012 to a working capital deficit of $502,500 in FYE 2013. The overall increase in cash, decrease in current assets and increase in current liabilities contributed to an decrease in working capital of $672,534 in FYE 2012 from $143,118 in FYE 2011 to a working capital deficit of $529,416 FYE 2012. These changes from FYE 2011 to FYE 2012 were mainly due to the return of the $300,000 restricted cash balance on the termination of the irrevocable subscription agreements on January 31, 2012 and the reclassification of $175,935 due to shareholders from long-term liabilities in the year ended December 31, 2011 to current liabilities for the year ended December 31, 2012.

Summary of Quarterly Results

	December 31, 2013 $	September 31, 2013 $	June 30, 2013 $	March 31, 2013 $	December 31, 2012 $	September 31, 2012 $	June 30, 2012 $	March 31, 2012 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(308,768)	(104,895)	(152,648)	(174,535)	(205,919)	(163,356)	(89,056)	(147,137)
Loss per Share basic and diluted	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Cash	180,692	7,523	1,927	7,220	9,854	36,004	2,486	7,221
Restricted Cash	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Assets	287,044	136,900	78,413	121,075	206,533	280,629	197,091	119,505
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

	2013	2012	Change	Change
	$	$	$	%
Revenue	Nil	Nil	Nil	N/A
Research and Development	Nil	50,941	(50,941)	-100%
Wages and Benefits	157,916	100,843	57,073	57%
Professional Fess	178,947	80,923	98,024	121%
Advertising and Promotion	187,511	43,637	143,874	330%
Investor Relations	61,250	51,950	9,300	18%
General and Administrative	90,084	112,828	(22,744)	-20%
Insurance	22,461	24,948	(2,487)	-10%
Rent and Occupancy Cost	13,284	17,743	(4,459)	-25%
Interest Expense	16,861	104,378	(87,517)	-84%
Other Expense	12,532	17,277	(4,745)	-27%
Net Loss and Comprehensive Loss	740,846	605,468	135,378	22%

The Issuer’s net and comprehensive loss for the year ended December 31, 2013, totalled $740,846 or $0.03 loss per share (Compared: $605,468 or $0.03 loss per share for FYE 2012, $463,768 or $0.03 loss per share for FYE 2011).  The main contributor to the increased loss in 2013 compared to FYE 2012 is the increase in advertising and promotion and professional expenses as well as the write off of the Dalhousie license and increase in wages and benefits.

Revenues

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies. The Issuer has not recognized any revenue since inception through December 31, 2013. The Issuer does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202 or it initiates sales of PTL-2015 for ED. The Issuer expects to complete the phase 2 trial of PTL-202 trial by the end of 2016.

The Issuer’s revenues will be earned through upfront payments from licenses, milestone payments included in-licenses and royalty income from licenses.  The Issuer’s revenues will depend on out licensing the Issuer’s drug candidates to suitable development and commercialization partners and its partners’ abilities to successfully complete clinical trials and commercialize the Issuer’s drug candidates worldwide.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

From inception through to December 31, 2013, the Issuer incurred total expenses in the development of its intellectual property of $1,715,075, which includes $554,712 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $193,935 in SR&ED tax credits), $112,677 of professional fees and $1,047,686 of wages and benefits.

		Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
Research and Development Expenses
Personnel, Consulting, and Stock-based payment	$	Nil	$	Nil	$	Nil
License Fees and Subcontract research	$	Nil		$51,790	$	Nil
Facilities and Operations	$	Nil		$5,659	$	Nil
Less: Government contributions	$	Nil		$(6,508)	$	Nil
Total	$	Nil		$50,941	$	Nil

The decrease in research expense in 2013 is due to a lack of funds to conduct clinical trials on PTL-202. The increase in research expense in 2012 is due to the initiation of clinical trials of PTL-202. The fee paid to the contract research operation for the drug/drug interaction trial in India was $47,134. There is no research and development expense for 2011 as all research and development was conducted by IntelGenx Corp. under the agreement the Issuer has with them.

Research and development expenses of approximately $250,000 are required for the pivotal trial scale-up and process development of PTL-202 and an additional $240,000 will be required for the pivotal clinical trial of the formulated product. The results of this work may provide the information required for a regulatory submission to move PTL-202 into a phase 2 study. The cost of the regulatory submission is budgeted at $280,000.

Additional financing will be required to complete the development and commercialize PTL-202. There is no assurance that such financing will be available or that the Issuer will have the capital to complete this proposed development and commercialization.

The Issuer was able to complete the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data from the drug/drug interaction trial in 2012 as planned.  The Issuer’s clinical development studies and regulatory considerations relating to PTL-202 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:

•	the scope, rate of progress and cost of the development of PTL-202;
•	uncertainties as to future results of the pivotal bio equivalency study of PTL-202;
•	the issuers ability to enroll subjects in clinical trials for current and future studies;
•	the Issuer’s ability to raise additional capital; and
•	the expense and timing of the receipt of regulatory approvals.

In addition to the formulation and clinical development plans for PTL-202 the Issuer may begin development of PTL-303 for the treatment of Liver Cirrhosis. The Issuer will only be able to begin development of PTL-303 if additional funds are available. There is no guarantee that these funds will be available to the Issuer and, if they are available, they may not be available on acceptable terms. Development of PTL-303 may significantly impact the Issuer’s expense projections and development timelines.

Moreover, the Issuer has plans to initiate a bioequivelancy study of PTL-2015 for ED and make application to a regulatory for marketing approval. The budget for the development of PTL-2015 is $500,000.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

From 2013 and beyond, as PTL-202 and PTL-2015 advance through clinical development and as operations are developed to move PTL-202, PTL-2015 and other drug candidates through the clinical trial process, general and administrative expenses will increase. Increases in personnel costs, professional fees and contract services will make up a significant portion of these planned expenditures.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are capitalized to intangible assets on the Issuer’s financial statements.  In addition, any expenses for intellectual property protection including patent lawyers services fees, and any filing fees with government agencies or the WIPO are capitalized to intangible assets. These costs are expected to increase in the next twelve months as new filings are anticipated.

Interest Income

Interest income consists of interest earned on the Issuers cash and cash equivalents. There was interest income in 2013 of $Nil (Compared: 2012 - $Nil, 2011 – $Nil).

Profits

At this time, the Issuer is not anticipating profit from operations.  Until such time as the Issuer is able to realize profits from the out licensing of products under development, the Issuer will report an annual deficit and will rely on its ability to obtain equity/or debt financing to fund on-going operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Liquidity and Capital Resources and Outlook

The Issuer is a development stage company and therefore has no regular cash inflows.  Selected financial data pertaining to liquidity and capital resources the fiscal years ended December 31, 2013 and December 31, 2012, are presented below.

Year ended	2013	2012	Changes between two years	Changes betweem two yeard
	$	$	$	%
Cash and Cash Equivalents	180,693	9,854	170,838	1734%
Current Assets	224,688	108,107	116,581	108%
Current Liabilities	727,188	637,523	89,665	14%
Working Capital	(502,500)	(529,416)	26,916	5%
Accumulated deficit	3,263,058	2,662,918	600,140	23%
Cash use in operations	546,866	304,983	241,883	79%
Cash flow from financing Activities	731,273	315,518	415,755	132%
Interest Income	0	0	N/A	N/A

As of December 31, 2013, the Issuer had cash and cash equivalents of $180,692 (compared with $9,854 for FYE 2012) and working capital deficiency of $502,500 (compared with $529,416 for FYE 2012). Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents increased by $170,838 between FYE 2013 and FYE 2012 due to an increase in financing during the year.

Working Capital increased by $26,916 from FYE 2012 to FYE 2013 due to an increase in financing during the year.  Total liabilities increased by $89,665 for the FYE December 31, 2013 when compared to the total liabilities in FYE 2012. The Issuer’s cash inflows from financing activities comprised of proceeds from common share issuances, cash share subscriptions received, and amounts due to related parties during FYE 2013 totalling $731,273. The Issuer’s cash inflows from financing activities comprised proceeds from common share issuances, warrant exercises, and promissory note proceeds received during FYE 2012 totalling $315,518 (compared with $282,578 for FYE 2011).  Cash from financing activities increased by $415,755 between FYE 2013 and FYE 2012 and increased by $32,940 between FYE 2012 and FYE 2011.

As part of the Canadian Securities Exchange (“CSE”) listing requirements, no more than 20% of the issued and outstanding shares of a company listed on the exchange may be “Builders Shares”. Builders Shares include any share issued at a price of less than $0.02 per share. In order to meet this listing requirement the founders of the Issuer contributed $Nil in FYE 2013 and $Nil in FYE 2012 to re-price common shares to $0.02 per share (compared with $41,600 for FYE 2011). The founders originally purchased the shares that were re-priced for $0.001 per share. The amount of $41,600 for FYE 2011 (compared with $57,000 for FYE 2010) is included in the Issuer’s Financing Activities in its financial statements.

Cash utilized in operating activities during FYE 2013 was $546,866 (compared with $304,983 for FYE 2012 and $284,361 for FYE 2011). The increase in cash utilized in operations during 2013 as compared to 2012 was due to an increase in advertising and promotion, professional fees and wages and benefits. This increase was offset by a decrease in expenses for research and development. The increase in cash utilized in operations during 2012 as compared to 2011 was due to an increase in advertising and promotion, insurance to cover the clinical trial in India, investor relations, research and development as well as share based payments. This increase in FYE 2012 was partially offset by reductions in wages and benefits, and professional fees.

Interest income during the FYE 2013 was $Nil ($Nil for FYE 2012 and $Nil for FYE 2011).

As of December 31, 2013, share capital was $2,669,210 comprising 37,456,825 issued and outstanding common shares and Nil issued and outstanding preferred shares (compared with $1,995,716 comprising 22,586,825 issued and outstanding common shares and Nil issued and outstanding preferred shares for FYE 2012).  The Issuer intends to issue additional shares increasing its share capital to fund future research and development and operations.

Warrant and option reserve, which arises from the recognition of the estimated fair value of stock options and warrants, was $123,704 for FYE 2013 (compared with $206,212 for FYE 2012 and  $162,052 for FYE 2011).

As a result of the net and comprehensive loss for the FYE 2013 of $740,846 (FYE 2012 of $605,468, FYE 2011 of $463,768), the deficit at December 31, 2013 increased to $3,263,058 from $2,662,918 as of December 31, 2012 and an increase from $2,094,115 as of December 31, 2011.

During the FYE 2013, the Issuer’s net cash provided by financing activities increased to $731,273 (compared with $315,518 for FYE 2012 and $282,578 for FYE 2011).

At present, the Issuer’s operations do not generate cash inflows and its financial success after 2013 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales. Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control.  Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

The Issuer is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Issuer’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the consideration agreed to by the parties.   During the years ended December 31, 2013, December 31, 2012, December 31, 2011, the Issuer entered into the following transactions with related parties:

•	During the year ended December 31, 2013, the CEO of the Company exercised Nil common share purchase warrants, [compared with 66,666 for FYE 2012 and 7,500 for FYE 2011];

•	During the year ended December 31, 2013 the Company received $Nil from two founders to re-price common shares to $0.02 per share [compared with $Nil for FYE 2012 and $30,000 for FYE 2011];

•
During the year ended December 31, 2013, a company controlled by the CEO of the Company paid $Nil and re-priced Nil common shares owned by it to $0.02 per share [compared with $Nil for FYE 2012 and $11,600 for FYE 2011];

•	The Issuer incurred accounting fees for the year ended December 31, 2013, to a company controlled by its CFO, in the amount of $34,500 [compared with $18,000 for FYE 2012 and $21,000 for FYE 2011];

•	The Issuer incurred legal fees from a consultant and director of the Issuer in the amount of $8,575 for the year ended December 31, 2013 [compared with $3,200 for FYE 2012 and $7,934 for FYE 2011];

•
The Issuer incurred salaries, directors fees and other benefits relating to directors and officers of the company in the amount of $187,824 for the year ended December 31, 2013 [compared with $142,788 for FYE 2012 and $121,297 for FYE 2011];

•	During FYE 2013 the Company issued 480,000 common shares to settle $24,000 of outstanding debt owing to a shareholder of the Company [compared with $7,500 for FYE 2012 and $7,500 for FYE 2011].

There are no amounts due to the Issuer from companies that have directors in common with the Issuer or have a partner who is a director of the Issuer.

There were no amounts due to the Issuer from shareholders in either fiscal year.

Fourth Quarter

The table below sets out the unaudited quarterly results for the fourth quarter ending December 31, 2013, December 31, 2012 and December 31, 2011.

(unaudited)	2013 Q4	2012 Q4	2011 Q4
Total Expenses	$308,768	$205,919	$190,392
Research and Development	$0	$0	$0
Net Loss	$(308,768)	$(205,919)	$(190,392)
Loss per share	$(0.01)	$(0.01)	$(0.01)

The net loss in the fourth quarter of 2013 of $308,768 increased compared to the fourth quarter of 2012 of $205,919 and increased from $190,392 in the fourth quarter of 2011. The increase in net loss for the fourth quarter ended December 31, 2013 as compared to the net loss for the fourth quarter ended December 31, 2012 is due to increased promotional expenses to raise the profile of the company with investors. The modest increase in the net loss between the 2012 and 2011 fiscal years was principally caused by a general increase in activity.

Research and development expenditures are expected to increase in the 2014 fiscal year and beyond.

The Issuer does not anticipate earning any revenue in the foreseeable future.

Net loss, quarter over quarter is influenced by a number of factors including the scope and stage of clinical development and research. Consequently, expenses may vary from quarter to quarter. General and administrative expenses are dependent on the infrastructure required to support the clinical and business development activities of the Issuer. A material increase in research and development as well as general and administrative costs is anticipated over the short term, as the Issuers research and development and regulatory activities increase.

During the fourth quarter the Issuer, issued 10,870,000 common shares for total proceeds of $500,431 (compared with $55,000 for Q4 2012  and $49,999 for Q4 2011).

Proposed Transactions

As at the date of this MD&A, there are no business or asset acquisitions or dispositions proposed other than those in the ordinary course of business before the Board for consideration.

Critical Accounting Estimates

The Issuer’s accounting policies are presented in Note 3 of the December 31, 2013 audited financial statements. The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

•	the assumptions used for the determinations of the timing of future income tax events
•	the carrying values of intangible assets, technology license and patents, and other long lived assets
•	the valuation of stock-based payment expense
•	the carrying value of a derivative liability

Changes in Accounting Policies including Initial Adoption

The Issuer has adopted IFRS, as of January 1, 2010, as discussed in Note 2 of the December 31, 2013 Financial Statements.

Financial Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, shareholder demand loan, balances due to shareholders, the liability portion of the convertible note, and the derivative liability. Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from financial instruments. Cash and cash equivalents amounts are classified as a financial asset and balances due to shareholders, and the liability portion of the convertible note are classified as financial liabilities and are carried at amortized cost. The derivative liability is carried at amortized cost with re-measurement to fair value at the end of each reporting period. The fair value of cash and cash equivalents, and accounts payable and accrued liabilities approximates their carrying values due to their short-term maturity or capacity for prompt liquidation.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Issuer does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. It is the opinion of management that the foreign exchange risk to which the Issuer is exposed is minimal.

Limitations of Controls and Procedures

The Issuer’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Issuer have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Other MD&A Requirements

Additional Information in Relation to the Issuer

Additional information relating to the Issuer may be found in the Issuer’s audited financial statements for the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011.

Additional Disclosure for Venture Issuers

The following table sets forth certain financial information for the Issuer, which has been derived from the Issuer’s financial statements for the years ended December 31, 2013, December 31, 2012, and December 31, 2011. This summary should be read in conjunction with the Issuer’s financial statements, including the notes thereto.

The following table details the Issuer’s expenditures for the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011:

Expenditures		Year ended December 31, 2013	Year ended December 31, 2012		Year ended December 31, 2011
Net research costs expensed	$	Nil	$50,941	$	Nil
Professional fees		178,947	80,923		112,809
Advertising and promotion		187,511	43,637		7,795
Investor relations		61,250	51,950		Nil
Wages and benefits		157,916	100,843		115,433
Corporate costs		77,419	72,366		50,716
Depreciation and amortization		7,129	6,763		5,299
Interest expense (income)		16,861	104,378		122,503
Loss on conversion of series I Preferred Shares		Nil	Nil		43,349
Stock-based payment		42,192	75,026		5,864
Loss on derivative liability		(30,889)	18,641		Nil
Write-off of license		42,510	Nil		Nil
Recovery of future income taxes		Nil	Nil		Nil
Net loss and Comprehensive Loss		$740,846	$605,468		$463,768

Additional Disclosure for Venture Issuers Without Significant Revenue

Expensed Research and Development Costs

		Year ended December 31, 2013	Year ended December 31, 2012			Year ended December 31, 2011
Research and Development Expenses
Personnel, Consulting, and Stock-based Payment	$	Nil	$	Nil	$	Nil
License Fees and Subcontract research	$	Nil		$51,790	$	Nil
Facilities and Operations	$	Nil		$5,659	$	Nil
Less: Government contributions	$	Nil		$(6,508)	$	Nil
Total	$	Nil		$50,941	$	Nil

Subsequent Events

On January 6, 2014, the Company extended the expiry date of 2,473,334 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $ $0.15 per share from the original expiry date of January 31, 2014 to July 31, 2014. The warrants were issued in connection with the Company’s ISA financing in 2011.

On January 6, 2014, the Company extended the expiry date 600,000 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $0.15 per share for the original expiry date of May 16, 2014 to November 16, 2014. The warrants were issued in connection with the Company’s ISA financing in 2011.

On January 6, 2014, the Company extended the expiry date 60,000 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $0.25 per share from the original expiry date of February 28, 2014 to August 28, 2014. The warrants were issued in connection with the private placement in February 28, 2011.

On January 10, 2014, the Company has engaged Gale Capital Corp. for investor relation services. The term of the contract is for one year for fees of $10,000 and may be terminated by either party after three months.

On January 10, 2014, the Company granted 300,000 stock options to advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share expiring January 10, 2017.

On March 7, 2014 the Company issued 525,000 stock options to directors, officers, advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share expiring March 7, 2019.

Proposed Transactions

As at the date of this MD&A there are no transactions currently contemplated by the Issuer.

Changes in Accounting Policies including Initial Adoption

The Issuer has adopted IFRS, as of January 1, 2010, as discussed in Note 2 of the December 31, 2013 Financial Statements.

Disclosure of Outstanding Share Data

The table below provides information concerning the designation and number of each class of equity securities for which there are securities outstanding as of the dates noted below:

Type of Security	Year ended December 31, 2013 (1)	Year ended December 31, 2012 (1)	Year ended December 31, 2011 (1)
Common Shares	37,456,825	22,586,825	20,989,157
Preferred Shares Series I (2)	Nil	Nil	Nil
Preferred Shares Series II (3)(4)	Nil	Nil	Nil
Options	1,900,000	1,675,000	1,650,000
Outstanding Warrants	18,219,836	5,272,058	3,830,422
Total	57,576,661	29,533,883	26,469,579

(1)
Includes 600,000 bonus common shares issued on January 31, 2011 as an inducement for investors to enter into the Irrevocable Subscription Agreement. Includes 300,000 common shares issued on January 31, 2011 on the exercise of warrants. Includes 200,000 common shares issued as a part of a unit on January 31 and February 28, 2011. Includes 150,000 bonus common shares issued on May 16, 2011 as an inducement for investors to enter into the Irrevocable Subscription Agreements.

(2)	The Class B Preferred Shares Series I automatically converted to Common Shares on a 1–to–1 basis upon listing of the Common Shares on the Canadian National Stock Exchange on November 16, 2011.

(3)
The Class B Preferred Shares Series II automatically converted to Common Shares upon listing of the Common Shares on the Canadian National Stock Exchange. On November 16, 2011 each Series II Preferred Share converted into Common Shares at a 25% discount to the last share issue price $0.15/share. In addition for each common share issued on the conversion of each Series II Preferred Share, one-half of one warrant was issued.

(4)
The Class B Preferred Shares Series II converted to common shares upon listing of the common shares on the CNSX. The number of common shares issued on conversion assumed the initial listing price of the Common Shares was $0.15. Upon conversion the Company issued 1,791,563 Common Shares.